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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

   Robinson                          J.                  Mack
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   4370 Peachtree Road, NE
--------------------------------------------------------------------------------
                                    (Street)

   Atlanta                           GA                   30319-3000
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Atlantic American Corporation - AAME

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

   ###-##-####
================================================================================
4. Statement for Month/Year

   October, 1998
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

           Chairman

================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                         4,248       I       401(k)
                                                                                                                         Plan(1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           10/15/98       P              4,000        A     $3.9375    731,219       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           N/A                                                         294,000       I       By Delta
                                                                                                                         Fire &
                                                                                                                        Casualty
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           10/22/98       P               4,000       A     $3.75    7,566,293       I       By Spouse
                                                                                                                         (2***)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           N/A                                                       3,381,202       I       By Gulf
                                                                                                                         Capital
                                                                                                                         Svcs.(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           N/A                                                        936,702        I       By Delta
                                                                                                                         Life Ins.
                                                                                                                         Co.
====================================================================================================================================

* If the Form is  filed  by more  than one  Reporting  Person,  see  Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Employee Stock                                                                 Common
Options(4)        $2.50       N/A                                              Stock      20,000          20,000     D
------------------------------------------------------------------------------------------------------------------------------------
CV PFD Stock                                                                   Common                                      By Spouse
Series A          $25.0750419 N/A                            (5)      (5)      Stock     501,500          20,000     I     (6***)
------------------------------------------------------------------------------------------------------------------------------------
CV PFD Stock                                                                   Common                                      By Delta
Series A          $25.0750419 N/A                            (5)      (5)      Stock     250,750          10,000     I     Life Ins.
                                                                                                                           Co.
------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                                                                  By Spouse
Buy                           N/A                                                                          7,000     I     (7***)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:
***  Beneficial ownership of securities marked by *** expressly disclaimed.
(1)  Information herein based on plan statement as of April 6, 1998.
(2) Includes 204,585 shares held directly by spouse; 6,720 shares held by spouse, jointly with grandson; 3,658,376 shares held directly by Trust for daughter, Robin Robinson with spouse as Trustee; and 3,696,612 shares held directly by Trust for daughter, Jill Robinson with spouse as Trustee.
(3) Reporting person individually holds a 24% interest in partnership. The remaining partnerships are held in equal shares by Trust for benefit of the reporting person's daughters, with the reporting person's spouse as Trustee. The reporting person disclaims beneficial ownership for 76% of the securities held by Gulf Capital Services, representing the Trusts' proportionate partnership interest.
(4) Options to buy Common Stock, granted at an exercise price of $2.50 per share under the Atlantic American Corporation 1992 Incentive Plan.
(5) Convertible Preferred Stock may be converted into Common Stock at any time, subject to redemption by the issuer.
(6) Includes -0- shares held directly by spouse; 10,000 shares held directly by Trust for daughter, Robin Robinson, with spouse as Trustee; and 10,000 shares held directly by Trust for daughter, Jill Robinson, with spouse as Trustee.
(7) Granted pursuant to the Company's 1996 Director Stock Option Plan at option prices ranging from $3.00 to $4.4375.



   /s/                                                      11/3/98
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to rule 101(b)(4) of Regulation S-T.


                                  Page 2 of 2


 (122797DTI)